EXHIBIT 16.1

September 5, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Communication Intelligence Corporation

We have read the statements included under Item 4.01 in the Form 8-K dated September 5, 2014 of Communication Intelligence Corporation (the "Company") to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our dismissal and our audits for the years ended December 31, 2013 and 2012, and our reviews of interim financial statements. We cannot confirm or deny that the appointment of Armanino, LLP, was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

Yours truly,

/s/ PMB Helin Donovan, LLP
Austin, Texas